

April 1, 2014

Via E-mail
John W. Chamberlain
President and Chief Executive Officer
American Assets Trust, Inc.
11455 El Camino Real, Suite 200
San Diego, California

      Re: American Assets Trust, Inc.
               Form 10-K for the year ended December 31, 2013
               Filed February 21, 2014
               File No. 001-35030

Dear Mr. Chamberlain:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

General

1.   We note that the information required by Part III of your annual report will be incorporated by reference to your definitive proxy statement. Please be advised that we may issue additional comments after you file your proxy statement.

Item 2. Properties

Our Portfolio

Mixed-Use Portfolio, page 28

2.   Please expand your disclosure in this section in future Exchange Act periodic reports to fully discuss how you calculate ADR and RevPAR.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Outlook, page 37

We note your discussion later in this section regarding your capitalized costs for redevelopment efforts at Torrey Reserve, the Lloyd District Development and the Hassoto on Eighth project. In future Exchange Act periodic reports, please expand your current disclosure in this section for each development to include the anticipated completion date and current scope of development.

Same Store, page 38

3.   In future Exchange Act periodic reports, please revise to describe in greater detail what constitutes "significant impact" to such property's annualized base rent, occupancy and operating income for purposes of removal from the pool and also clarify when such properties are added to the pool.

Results of Operations, page 46

4.   We note your disclosure on page 48 in regards to the decrease in same-store retail revenues attributable in part to the expiration of the Ross Dress for Less lease. In future Exchange Act periodic reports, to the extent material, please explain in greater detail the impact of occupancy when discussing period to period changes in same store.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief